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                                  ARQULE, INC.
                               19 PRESIDENTIAL WAY
                                WOBURN, MA 01801

                                 April 24, 2000


BY EDGAR
--------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549


     Re:  ArQule, Inc.
          Registration Statement on Form S-3 - Application for Withdrawal (Registration No. 333-33344)
          ----------------------------

Gentlemen and Ladies:

         In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, ArQule, Inc. (the "Company") hereby requests that the Company's Registration Statement on Form S-3 (Registration No. 333-33344) (the "Registration Statement"), and all exhibits thereto, be withdrawn effective immediately. The Company is withdrawing the Registration Statement, which has not been declared effective, because the proposed public offering under the Registration Statement was abandoned due to market conditions. No securities were sold or will be sold under the Registration Statement.

         The Company further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the above-captioned Registration Statement in the following manner: "Withdrawn upon the request of the registrant, the Commission consenting thereto."

         If you have any questions with respect to this letter, please call either Michael E. Lytton of the law firm Palmer & Dodge LLP at (617) 573-0327 or me at (781) 994-0300.




                                        Sincerely,

                                        ARQULE, INC.



                                        By: /s/ David C. Hastings
                                            -----------------------------------
                                            David C. Hastings
                                            Vice President, Chief Financial
                                            Officer


cc: Sean Harrison
    Michael E. Lytton
    Jonathan L. Kravetz